Exhibit (a)(5)(M)

PRESS RELEASE

ALIMENTATION COUCHE-TARD ISSUES STATEMENT IN RESPONSE TO CASEY’S

GENERAL STORES’ PRIVATE PLACEMENT

ATD.A, ATD.B / TSX

Laval, Québec — August 12, 2010 — Alimentation Couche-Tard Inc. (“Couche-Tard”) today issued the following statement in response to the announcement by Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY) that it has completed a private placement of $569 million principal amount of 5.22% Senior Notes due August 9, 2020 to fund its leveraged recapitalization. Couche-Tard stated:

Casey’s recent action to transfer value from the Casey’s shareholders to noteholders is outrageous. In our view, the private placement of notes recently completed by Casey’s, which has a costly and unusual “poison put” feature in favor of the noteholders, is designed to entrench the Casey’s Board and management at the expense of the Casey’s shareholders. Under the “poison put” feature associated with the notes, Casey’s is required to pay the noteholders approximately $95 million in penalties based on current treasury rates, in addition to the outstanding principal amount and accrued interest on the notes, if any party acquires 35% or more of the outstanding shares of Casey’s. The financing makes it almost $2 per share more expensive to acquire Casey’s – that is $2 that could have gone to the shareholders but instead is designated for noteholders in the event of any such acquisition. The Casey’s Board and management are willing to give almost 5% of the company’s current equity value (and almost 7% of the equity value pro forma for the self tender based on current stock prices) to the noteholders in a desperate attempt to keep their jobs at the expense of the Casey’s shareholders.

The terms of the notes would also require Casey’s to pay the noteholders approximately $95 million in penalties if the Casey’s shareholders decide to replace a majority of the Casey’s Board. The Casey’s Board and management are trying to take the decision regarding the future of the company away from the Casey’s shareholders by putting this expensive “poison put” in place. There are multiple forms of debt financing that feature change of control premiums far lower than the egregious 16% premium Casey’s accepted. More typically, debt financing used by companies like Casey’s has change of control premiums in the 1% to 3% range.

Since our initial approach to Casey’s in October 2009, Casey’s has had more than 10 months to consider a range of alternatives to maximize value for all of the Casey’s shareholders. We believe the Casey’s leveraged recapitalization plan confirms there are no other buyers for Casey’s at a price exceeding

Couche-Tard’s offer. The Casey’s leveraged recapitalization plan is designed to financially engineer a temporary and artificial increase in Casey’s stock price, without increasing fundamental value to the Casey’s shareholders. Additionally, it is a pretext for installing a coercive financing arrangement with a “poison put” mechanism designed to impede any takeover attempt. The actions taken by Casey’s signal that it is unable to effectively deploy capital to create sustainable and profitable growth and value.

Despite our best efforts, Casey’s Board and management team continue to refuse to negotiate with Couche-Tard. Casey’s has not allowed us to conduct any due diligence and has taken actions to impede our premium offer, including undertaking the leveraged recapitalization with costly and unusual financing, commencing costly and meritless litigation against Couche-Tard, adopting a poison pill, and putting in place lucrative golden parachute arrangements for executives of Casey’s. The shareholders of Casey’s deserve a Board and management team that will act in the best interests of the Casey’s shareholders.

Couche-Tard’s tender offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, August 30, 2010, unless further extended.

The tender offer documents, including the Offer to Purchase and the Letter of Transmittal, and preliminary proxy materials have been filed with the Securities and Exchange Commission (“SEC”). The shareholders of Casey’s may obtain copies of the tender offer documents and preliminary proxy materials at www.sec.gov. Free copies of such documents can also be obtained by calling Innisfree M&A Incorporated, toll-free at (877) 717-3930.

Credit Suisse Securities (USA) LLC is acting as financial advisor to Couche-Tard and dealer manager for Couche-Tard’s offer. Dewey & LeBoeuf LLP and Nyemaster, Goode, West, Hansell & O’Brien, P.C. are acting as legal counsel. Innisfree M&A Incorporated is acting as information agent for Couche-Tard’s offer and proxy solicitor in connection with Couche-Tard’s solicitation of proxies at the 2010 annual meeting of shareholders of Casey’s.

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard operates a network of 5,878 convenience stores, 4,146 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not be able to complete the tender offer as expected; Couche-Tard’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Couche-Tard’s ability to promptly and effectively integrate the businesses of Casey’s; expected trends and projections with respect to particular products, services, reportable segment and income and expense line items; the adequacy of Couche-Tard’s liquidity and capital resources and expectations regarding Couche-Tard’s financial condition and liquidity as well as future cash flows and earnings; anticipated capital expenditures; the successful execution of growth strategies and the anticipated growth and expansion of Couche-Tard’s business; Couche-Tard’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; seasonality and natural disasters; and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Couche-Tard and ACT Acquisition Sub, Inc. (“ACT Acquisition Sub”) with the SEC on June 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Couche-Tard and ACT Acquisition Sub filed a preliminary proxy statement on Schedule 14A with the SEC on July 22, 2010 in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s. In connection with the proxy solicitation, Couche-Tard and ACT Acquisition Sub also expect to file a definitive proxy statement with the SEC and may file other proxy solicitation materials in connection therewith. Any definitive proxy statement will be mailed to the shareholders of Casey’s. Investors and security holders of Casey’s are urged to read the definitive proxy statement and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information. Investors and security holders of Casey’s can obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents (when available) can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Certain Information Regarding Participants

Couche-Tard and ACT Acquisition Sub, its indirect wholly owned subsidiary, and certain of their respective directors and executive officers, and Couche-Tard’s nominees for election to the board of directors of Casey’s at the 2010 annual meeting of shareholders of Casey’s, may be deemed to be participants in the proposed transaction under the rules of the SEC. As of the date of this press release, Couche-Tard is the beneficial owner of 362 shares of common stock of Casey’s (which includes 100 shares of common stock of Casey’s owned by ACT Acquisition Sub). Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, which was filed with the SEC on July 19, 2010, and its proxy circular for the 2010 annual general meeting, which was furnished to the SEC on a Form 6-K on July 19, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement filed with the SEC on July 22, 2010 and will be contained in the definitive proxy statement when it becomes available.

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Contacts:

Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric Bonach
Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833